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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                               SCHEDULE 14D-1



                             (Amendment No. 18)



                           Tender Offer Statement
   (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)



                            CBI Industries, Inc.
                         (Name of Subject Company)

                               Praxair, Inc.
                            PX Acquisition Corp.
                                 (Bidders)

    Common Stock, $2.50 par value per share (and the associated Rights)
                       (Title of Class of Securities)

                                124800-10-3
                   (CUSIP Number of Class of Securities)

                             David H. Chaifetz
                      Vice President, General Counsel
                               and Secretary
                               Praxair, Inc.
                           39 Old Ridgebury Road
                      Danbury, Connecticut 06810-5113
                               (203) 837-2000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)



                                 Copies to:
                           Neil T. Anderson, Esq.
                            Sullivan & Cromwell
                              125 Broad Street
                          New York, New York 10004
                               (212) 558-4000

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      This Amendment No. 18 amends and supplements the Tender Offer
Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), originally filed by Praxair, Inc., a Delaware corporation ("Praxair"), and PX Acquisition Corp., a Delaware corporation (the "Purchaser"), on November 3, 1995 relating to the tender offer disclosed therein to purchase all of the outstanding Shares (including any associated Rights) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1995, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the
Schedule 14D-1.

Item 10.   Additional Information.

      Item 10 is hereby amended and supplemented by adding thereto the following:

(c) The Commissioners of the FTC have voted to accept the consent agreement between Praxair and the FTC. Details are contained in the FTC press release attached hereto as Exhibit (a)(36) and Praxair's press release attached hereto as Exhibit (a)(37).

Item 11.   Material to be Filed as Exhibits.

      Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(36)  Text of FTC press release dated January 11, 1996.

(a)(37)  Text of Praxair press release dated January 11, 1996.

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                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 1996
                                       PRAXAIR, INC.


                                       By: /s/ David H. Chaifetz
                                          Name: David H. Chaifetz
                                          Title: Vice President,
                                              General Counsel and
                                              Secretary


                                       PX ACQUISITION CORP.


                                       By: /s/ David H. Chaifetz
                                          Name: David H. Chaifetz
                                          Title: President-Secretary

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                             INDEX TO EXHIBITS

                                                                    Sequentially
                                                                      Numbered
Exhibit No.                    Description                             Pages


(a)(36)   Text of Federal Trade Commission press release dated
          January 11, 1996.

(a)(37)   Text of Praxair press release dated January 11, 1996.